Exhibit 2

FOR IMMEDIATE RELEASE                                                                                                                                                   13 June 2018

ANNOUNCEMENT

WPP plc (“WPP”)

ANNUAL GENERAL MEETING HELD AT THE SOUTHBANK CENTRE, BELVEDERE ROAD, LONDON SE1 8XX

ON: 13 JUNE 2018

STATEMENT OF POLL – THE VOTES CAST WERE AS FOLLOWS:

RESOLUTION	FOR	%	AGAINST	%
1 Ordinary Resolution to receive and approve the audited accounts	994,689,872	99.44	5,575,638	0.56
2 Ordinary Resolution to declare a final dividend	1,000,358,215	99.95	543,946	0.05
3 Ordinary Resolution to approve the compensation committee report	709,510,755	72.75	265,711,511	27.25
4 Ordinary Resolution to re-elect Roberto Quarta as a director	839,060,517	84.50	153,912,351	15.50
5 Ordinary Resolution to re-elect Dr Jacques Aigrain as a director	976,347,218	97.56	24,469,661	2.44
6 Ordinary Resolution to re-elect Ruigang Li as a director	850,668,264	85.34	146,152,257	14.66
7 Ordinary Resolution to re-elect Paul Richardson as a director	995,519,534	99.47	5,291,550	0.53
8 Ordinary Resolution to re-elect Hugo Shong as a director	869,813,403	87.26	127,002,353	12.74
9 Ordinary Resolution to re-elect Sally Susman as a director	996,827,609	99.60	3,992,297	0.40
10 Ordinary Resolution to re-elect Solomon Trujillo as a director	996,311,730	99.55	4,515,233	0.45
11 Ordinary Resolution to re-elect Sir John Hood as a director	929,184,532	92.85	71,572,237	7.15

12 Ordinary Resolution to re-elect Nicole Seligman as a director	965,381,697	96.46	35,447,095	3.54
13 Ordinary Resolution to re-elect Daniela Riccardi as a director	983,951,073	98.31	16,884,088	1.69
14 Ordinary Resolution to re-elect Tarek Farahat as a director	995,097,804	99.43	5,699,585	0.57
15 Ordinary Resolution to re-appoint the auditors	973,546,374	97.40	25,976,398	2.60
16 Ordinary Resolution to authorise the audit committee to determine the auditors’ remuneration	997,763,932	99.69	3,114,598	0.31
17 Ordinary Resolution to authorise the directors to allot relevant securities	907,578,087	90.70	93,100,153	9.30
18 Special Resolution to authorise the Company to purchase its own shares	986,921,348	98.75	12,448,178	1.25
19 Special Resolution to authorise the disapplication of pre-emption rights up to 5% of the issued share capital	992,695,956	99.26	7,391,027	0.74
20 Special Resolution to authorise the disapplication of pre-emption rights for an additional 5% for transactions	957,070,558	95.70	42,972,346	4.30

Contact:

Chris Wade WPP	+44 (0)207 408 2204